Exhibit 11.1

Code of Ethics of Nomura Group

The Board of Directors of Nomura Holdings, Inc. (the “Company”) has adopted this Code of Ethics (the “Code”) to guide all Directors, Executive Officers, Senior Managing Directors, Corporate Auditors and employees (“Nomura People”) of Nomura Group.

1. Social Responsibilities

Nomura Group aims to enrich society with due regard to the integrity of the securities business for the purpose of promoting efficient money flow in the financial markets.

2. Advancement of Customers’ Interests

Nomura People must act in the best interests of their customers.

3. Compliance with Laws

Nomura People must understand how confidence in Nomura Group could be undermined by any misconduct and how hard it could be to restore it. Therefore, Nomura People must promote proper understanding and compliance with the letter and spirit of all applicable laws, rules and regulations, including those concerning insider trading, money laundering and bribery.

4. Corporate Opportunity

Nomura People owe a duty to Nomura Group to advance its legitimate interests whenever the opportunity arises. Nomura People are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position.

5. Conflicts of Interest

Nomura People should not take any actions that could have their private interests interfere in any way (or even appear to interfere) with the interests of Nomura Group. Neither Nomura People nor their family members should receive improper personal benefits as a result of their positions in Nomura Group, including loans, or guarantees of obligations, from Nomura Group.

6. Confidentiality

Nomura People must maintain the confidentiality of information entrusted to them by Nomura Group or its customers in the conduct of its business, except when disclosure is authorized or legally mandated.

7. Fair Dealing

(a)	Nomura People must respect fair business practices in jurisdictions where they operate and endeavor to deal fairly with Nomura Group’s customers, suppliers, competitors and Nomura People. Nomura People should not take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts, or any other unfair-dealing practice.

(b)	Nomura Group must reject all contacts with criminal or unethical organizations involved in activities in violation of applicable laws.

(c)	Nomura People may give or accept from non-government employees gifts or entertainment in accordance with specified guidelines of the relevant company of Nomura Group. In addition, Nomura People may not give gifts to or entertain government officials without specified approval by the relevant company of Nomura Group.

8. Protection and Proper Use of Corporate Assets

All Nomura Group assets should be used for legitimate purposes. Nomura People should protect Nomura Group’s assets and ensure their efficient use.

9. Retention of Documents

Nomura People must prepare documents relating to the business or accounting of Nomura Group and retain such documents for specified periods in accordance with applicable laws and internal rules of the Company or the relevant company of Nomura Group. In connection with litigation or examinations by any regulatory body, Nomura People shall not make false statements or intentionally conceal or destroy any relevant documents.

10. Environmental Issues

Nomura Group is committed to acting in an environmentally responsible manner and should therefore approach environmental issues positively.

11. Corporate Citizenship Activities

Nomura Group as a good corporate citizen is committed to the pursuit of activities of social benefit.

12. Respect for Human Rights

(a) Prohibition against Discrimination

Nomura Group shall respect human rights. Nomura Group shall prohibit discriminatory practices or harassment because of nationality, race, ethnicity, sex, age, religion, creed, social status or disability.

(b) Equal Employment Opportunities and Comfortable Workplace

Nomura Group shall promote equal employment opportunities and maintain safe and comfortable workplaces for Nomura People.

13. International Harmonization

Nomura People must respect the culture and customs of all the countries where they operate and strive to manage their activities in such a way as to consider the societies and economies of such countries.

14. Media Policy

If Nomura People externally publish information relating to Nomura Group business in publications, lectures and interviews, they must follow the guidelines promulgated by the relevant company of Nomura Group.

15. Personal Investments

If Nomura People buy or sell securities (including the stock of the Company) for their personal accounts, they must comply with all applicable securities laws and follow specified procedures in accordance with the guidelines promulgated by the Company or the relevant company of Nomura Group.

16. Reporting of Illegal or Unethical Conduct

(a)	If Nomura People become aware of any conduct, including accounting, and auditing matters, that they believe is illegal or unethical, they must promptly notify an appropriate contact specified in the guidelines promulgated by each of Nomura Group.

(b)	The contact above of Nomura People must take appropriate steps to investigate whether and how such misconduct occurred and, when necessary, to correct it and prevent its recurrence.

17. Protection against Retaliation

Nomura People are prohibited from retaliating against any individual who reports in good faith illegal or unethical conduct.

18. Code of Ethics for Financial Professionals

(a)	All Financial Professionals must, in addition to the foregoing:

(1)	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)	make full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company and each of Nomura Group files with, or submits to, any applicable regulatory body and in other public communications;

(3)	comply with all applicable generally accepted accounting principles, government laws, rules and regulations;

(4)	promptly report violations of this section to an appropriate contact specified in the guidelines promulgated by the Company or the relevant company of Nomura Group, in cases they believe that such violations have occurred; and

(5)	be accountable for their adherence to this section.

(b)	Financial Professionals are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant in the performance of an audit of the financial statements of any of Nomura Group for the purpose of rendering such financial statements materially misleading.

(c)	“Financial Professional” means any professional employee of Nomura Group in the area of finance, controllers, tax, treasury, risk management or investor relations and also includes the Chief Executive Officer, the Chief Financial Officer and a chairman of the Disclosure Committee of the Company and all Division CEOs, all Business Line Heads and Regional Managements of Nomura Group.

19. Amendments and Waivers

The Company shall disclose amendments to, and any waivers from, this Code of Ethics in accordance with applicable laws. For this reason, Nomura People shall promptly inform their senior management in the event they become aware of circumstances that may require an amendment or waiver under the Code so that the Company may comply in a timely fashion.

Established: March 5, 2004

Amendment Date: October 1, 2008